Exhibit 23L
Initial Capital Agreement

June 7, 2006

Board of Trustees of
The Blue Fund Group
590 Madison Avenue
21st Floor
New York, NY 10022

Ladies and Gentlemen:

The undersigned hereby subscribes for 13,000 Shares of Beneficial Interest, no par value, of The Blue Fund, a series of The Blue Fund Group, a Massachusetts business trust, at $10.00 per share for an aggregate purchase price of $130,000 Our payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

Blue Investment Management, LLC
By: /s/ Daniel Adamson Daniel Adamson Chief Executive Officer

Confirmed and Accepted:

The Blue Fund Group

By: /s/ Joseph Andrew
    Joseph Andrew
    Trustee